UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

International General Insurance Holdings Ltd.

(Name of Issuer)

Common shares, par value $0.01 per share

(Title of Class of Securities)

G4809J106

(CUSIP Number)

March 17, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G4809J106	Page 2 of 7

(1)	Names of reporting persons Argo Group International Holdings, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Bermuda
Number of	(5) Sole voting power 5,064,632
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 5,064,632
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 5,064,632[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.3%[2]
(12)	Type of reporting person (see instructions) HC

1The number of common shares, par value $0.01 per share (the “Common Stock”), of International General Insurance Holdings Ltd. (the “Issuer”) includes (i) 4,564,632 shares held by Argo Re Ltd, a wholly owned subsidiary of Argo Group International Holdings, Ltd., and (ii) warrants to purchase 500,000 shares of the Issuer’s Common Stock held by Argo Re Ltd. that are exercisable within 60 days of March 17, 2020.

2The percentage reported in this Schedule 13G is based upon 48,447,306 shares of Common Stock outstanding as of March 17, 2020 (according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 23, 2020).

Item 1(a).	Name of Issuer:

International General Insurance Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following persons (collectively, the “Reporting Persons,” and each, a “Reporting Person”): (i) Argo Group International Holdings, Ltd. (“Argo Group”), a Bermuda exempted company limited by shares, and (ii) Argo Re Ltd. (“Argo Re”), a Bermuda company that is wholly owned by Argo Group. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13G is attached hereto as Exhibit 99.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Argo Group is 110 Pitts Bay Road, Pembroke HM 08, Bermuda. The address of the principal business office of Argo Re is 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Item 2(c).	Citizenship:

See Item 2(a)

Item 2(d).	Title of Class of Securities:

Common shares, par value $0.01 per share, of the Issuer

Item 2(e).	CUSIP Number:

G4809J106

Item 3.	If this statement is filed pursuant to §§ 240.13d‑1(b), or 240.13d‑2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d‑1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:___

Item 4.      Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

     5,064,632

(b) Percent of Class:

     10.3%

(c) Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote

5,064,632

(ii)    Shared power to vote or to direct the vote

0

(iii)   Sole power to dispose or to direct the disposition of

5,064,632

(iv)   Shared power to dispose or to direct the disposition of

0

The shares beneficially owned include 4,564,632 shares of Common Stock held by Argo Re, a wholly owned subsidiary of Argo Group, and warrants to purchase 500,000 shares of Common Stock held by Argo Re that are exercisable within 60 days of March 17, 2020.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

The shares beneficially owned included in this filing include (i) 4,564,632 shares of Common Stock held by Argo Re, a wholly owned subsidiary of Argo Group, and (ii) warrants to purchase 500,000 shares of Common Stock held by Argo Re that are exercisable within 60 days of March 17, 2020.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.     Notice of Dissolution of Group

Not applicable.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2020

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

By:	/s/ Jay S. Bullock
Name:	Jay S. Bullock
Title:	Executive Vice President and Chief Financial Officer

ARGO RE LTD.

By:	/s/ Oscar Guerrero
Name:	Oscar Guerrero
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares, $0.01 par value per share, of International General Insurance Holdings Ltd., a Bermuda exempted company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 27th day of March, 2020.

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

By:	/s/ Jay S. Bullock
Name:	Jay S. Bullock
Title:	Executive Vice President and Chief Financial Officer

ARGO RE LTD.

By:	/s/ Oscar Guerrero
Name:	Oscar Guerrero
Title:	Director